DANIEL M. MILLER
Partner
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

October 3, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Trillium Therapeutics Inc.
Registration Statement on Form 20-FR
Filed August 12, 2014
File No. 001-36595

Dear Sirs and Mesdames:

On behalf of our client, Trillium Therapeutics Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated September 8, 2014 (the “Comment Letter”), in respect of the above noted filing (the “Form 20-F”). The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company. In addition, describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

The requested disclosure has been provided on page 1 of Amendment No. 1 to the Form 20-F (the “Amendment”), which was filed concurrently herewith, under the heading “INTRODUCTION”, and on page 23, under the heading “Emerging Growth Company Status”, under Item 4.

2.

We note that there are additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Exhibits 4.3 and 4.4 have been filed with Amendment No. 1. Please note that we have requested confidential treatment for portions of these Exhibits on behalf of the Company.

October 3, 2014

D. Risk Factors

Risks Related to our Business and our Industry

We will require additional capital to finance our operations, which may not be…, page 8

3.

Please quantify your cash and cash equivalents in this risk factor as of the most recent practicable date and estimate how long you will be able to continue your current operations with existing funds.

The requested disclosure has been provided on page 8 of the Amendment, under the noted heading.

We rely on contract manufacturers over whom we have limited control. If we…, page 10

4.	Please briefly describe the applicable “Good Manufacturing Practice (“cGMP”)” regulations to which you refer.

The requested disclosure has been provided on page 10 of the Amendment, under the noted heading.

We may expand our business through the acquisition of companies or…, page 15

5.	Please also indicate in this risk factor that you have entered into a license agreement with UHN and HSC to in-license exclusive rights to SIRPaFc.

The requested disclosure has been provided on page 15 of the Amendment, under the noted heading.

Item 4. Information on the Company

B. Business Overview

General, page 27

6.

We note that you are seeking a development partner to advance your CD200 mAb program into IND-enabling preclinical studies. If you have not yet begun formal preclinical studies of CD200, please revise the table on page 27 so that the arrow indicating the phase of development for CD200 mAb stops before the preclinical phase rather than at the midway point of the phase.

Preclinical studies encompass a broad range of activities from studies that are preliminary and very experimental in nature to very formal studies that must be designed and conducted to support regulatory filings. The language on page 27 has been expanded to indicate that the Company has completed preclinical studies with its CD200 mAb but not yet the type of studies that support the filing of an Investigational New Drug application. Accordingly, the Company respectfully advises the Staff that the Company

October 3, 2014

believes that the table on page 27 accurately reflects the phase of development for the CD200 mAb.

7.

To the extent practicable, please minimize the use of highly technical terminology on pages 27 through 32 that may be unfamiliar to lay investors. If the use of such terms is necessary, please give the meaning and significance of such terms in plain language that may be readily understood by a person not acquainted with this industry or scientific field. By way of example only and not as an exhaustive list, an explanation of the following terms should accompany their first usage in your Form 20-F:

•	monoclonal;
•	antibodies;
•	imunoregulatory pathways;
•	fusion protein;
•	hematopoietic;
•	xenograft models;
•	Fc regions;
•	debulking;
•	recombinant;
•	macrophages;
•	receptor;
•	upregulated;
•	CD47-SIRPa axis;
•	pro-phagocytic signals;
•	cross-react;
•	murine;
•	nanomolar affinity;
•	ligand;
•	growth factor;
•	HB-EGF levels;
•	epithelium;
•	urothelium; and
•	sink effect

To the extent practicable, the highly technical terminology on the noted pages has been amended to explain or remove scientific terms.

October 3, 2014

8.	Please expand your disclosure at the bottom of page 27 to identify the “several marketed anti-cancer antibodies” with which CD47 has been reported to synergize.

The requested disclosure has been provided on page 27 of the Amendment, under the noted heading.

Products in Development

SIRPaFc, page 28

9.	Please identify the independent body of work to which you refer in the last sentence on page 28.

The requested disclosure has been provided on page 28 of the Amendment, under the noted heading.

10.

Where the reference appears near the top of page 29, please clarify the meaning of “non-Good Laboratory Practice” preclinical studies and explain how they differ from Good Laboratory Practice preclinical studies and the significance, if any, of such difference.

The reference to “non-Good Laboratory Practice preclinical” studies has been removed from page 29 as it represented immaterial descriptors for the studies.

11.

Please expand your disclosure on pages 29-30 regarding your license agreement with UHN and HSC to disclose the milestones payable for the submission of the first BLA and regulatory approval in the U.S. In addition, here and on page 78 under Item 10.C., please disclose the aggregate milestones that may be paid under the agreement, duration of the agreement, termination provisions and any other material rights and obligations of the parties.

The requested disclosure has been provided on pages 29 and 78 of the Amendment, under the noted headings.

AML/Competitive Environment, page 31

12.	Please explain in greater detail your approach of using the natural ligand to CD47, how that differs from treatments that use CD47-specific antibodies, and the comparative advantages of your approach.

The requested disclosure has been provided on page 31 of the Amendment, under the noted heading.

October 3, 2014

Intellectual Property, page 32

13.	For purposes of clarification, please revise your disclosure of material patent rights to break out, for each of CD200 mAbs and SIRPaFc:

•	the number of patents and patent applications owned in each jurisdiction;
•	the number of patents and patent applications licensed in each jurisdiction, and identify the licensor;
•	the subject matter of the patents and patent applications and the type of protection conveyed; and
•	the expiration dates and expected expiration dates of such patents and patent applications, respectively

The requested disclosure has been provided on page 32 of the Amendment, under the noted heading.

European Approval Process, page 34

14.	Please expand your disclosure to describe the material differences between the FDA and EMA review process.

The Company is focused on following a U.S. development and approval strategy and the European process is not currently relevant to its development so the section has been removed.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

For the years ended December 31, 2013 and 2012

Research and Development, page 39

15.

Tell us how patent fees due to a favorable patent interference settlement are properly classified as research and development expense under IFRS and reference for us the authoritative literature you rely upon to support your position. Although paragraphs 126, 127 and 66c of IAS 38 permit the inclusion of fees to register a legal right as research and development costs, they do not address patent fees related to patent interference settlements. In your response, tell us how the nature of prosecution and defense costs as contemplated by paragraphs 97 and 98 of IAS 1 is such to meet the definition of research or development activities as stipulated in paragraph 8 of IAS 38.

The Company received notice of a patent interference from the US Patent and Trademark Office (USPTO) wherein a patent was granted to a third party and it appeared that the Company had priority rights. The Company responded to the notice

October 3, 2014

and engaged the interfering party in discussions about licensing these patents. The Company determined that there was mutual interest in reaching a business agreement rather than complete the USPTO patent interference process. The agreed arrangement involved the Company exiting the interference process and letting the patents lapse. The interfering party paid the Company US$250,000 under the arrangement. There was no litigation involved.

Under IAS 1 Presentation of Financial Statements paragraph 99, “An entity shall present an analysis of expenses recognised in profit or loss using a classification based on either their nature or their function within the entity”. The Company chose to present their expenses based on function. There are two functions at the Company – research and development (R&D) and administration. As an R&D company, most of the Company’s expenses fall under R&D including all expenses related to products and product development, including patent administration of those products.

Per paragraph 8 of IAS 38 Intangible Assets, Development is defined as “the application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products, processes, systems or services before the start of commercial production or use.” The Company believes the process of patenting research findings to protect the invention to enable commercial production is embodied in this definition and as noted in your letter, paragraphs 126, 127 and 66c of IAS 38 permit this inclusion.

With reference to IAS 38 paragraph 66, it states “The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.” The Company’s intent in having an intangible asset for commercial exploitation cannot be achieved if the patent is not secured. The Company contends that the expense of registering a legal right embodies not only the initial filing of such right, but also the requirement to respond and negotiate with the USPTO on the scope of such rights, translating the rights into other languages, periodically reviewing and deciding what claims should continue and what claims should be discontinued, monitoring the claims of third parties to ensure they do not infringe on your rights, paying maintenance fees to continue to hold these rights, and defending your rights at the USPTO where there are conflicting claims.

All of these above described interactions with the USPTO support the process of securing the patent right as envisaged under paragraphs 126, 127 and 66c of IAS 38. Paragraph 98 of IAS 1 refers to litigation settlements. There was no litigation involved. The Company allowed its patents to lapse which is a semi-annual consideration as the Company manages its patent estate.

The Company respectfully notes that by virtue of Paragraph 97 it is required, and has therefore correspondingly provided, disclosure with respect to the net proceeds from the patent interference settlement in Note 12 to the annual audited financial statements on page F-43 and to Note 10 to the annual audited financial statements on page F-65.

October 3, 2014

B. Liquidity and Capital Resources

June 30, 2014 Compared to December 31, 2013, page 42

16.	Please revise the date disclosed for the obligations to make future payments from June 30, 2013 to June 30, 2014.

The date has been corrected on page 42 of the Amendment, under the noted heading.

F. Tabular Disclosure of Contractual Obligations, page 45

17.

Please explain why the other long-term liabilities line item in the table specifies that it is reflected on your balance sheet under IFRS. It appears that this could imply that other balances in the table are not reported under IFRS.

The reference to IFRS in the table has been removed on page 45 of the Amendment, under the noted heading.

18.	Please expand your disclosures to include the amount of the potential future milestone payments.

The requested disclosure has been provided on page 45 of the Amendment, under the noted heading.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 61

19.

Please be advised that Item 7.A.1 of Form 20-F requires you to provide beneficial ownership information for each director, officer or beneficial owner who owns 5% or more of your common shares, and not just those who own “more than 5%,” as you have stated. Accordingly, please revise your disclosure as necessary.

The requested disclosure has been provided on page 61 of the Amendment, under the noted heading.

Item 10. Additional Information

A. Share Capital, page 66

October 3, 2014

20.	Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

The disclosure on page 61, under the noted heading, has been revised to include the number of record holders in the United States.

B. Memorandum and Articles of Association, page 75

21.	Please expand your disclosure in this section to discuss any material differences in the laws of Canada compared to the United States.

The requested disclosure has been provided on page 78 of the Amendment, under the noted heading.

Meetings, page 77

22.	Please include discussion of the minimum number of days that advance notice of meetings may be provided to shareholders.

The requested disclosure has been provided on page 77 of the Amendment, under the noted heading.

Notes to the Consolidated Financial Statements

10. Share capital, page F-16

23.	Provide us how you determined the volatility of 75% for 2014 and why volatility decreased so much from 118% in 2013.

During the first quarter of 2014, the Company re-evaluated its approach to determining its volatility assumption based on the completion of the restructuring and refocusing of the business that began in 2011 and concluded in 2013. Over this period, the Company evolved from a regenerative medicine company, to a virtual company seeking new products for development to an immuno-oncology company with active operations. The changes in 2013 completed this restructuring and refocusing with the acquisition of Trillium Privateco on April 9, 2013 adding three new members to management team, a working laboratory and development staff, and new immuno-oncology programs. The Company then acquired the rights to the tigecycline oncology program from UHN in April. In July the Company reassessed its product priority and wound down its remaining regenerative medicine program and refocused on the SIRPaFc program as its lead development program. In December 2013, the Company completed a very significant private placement financing, raising gross proceeds of approximately $33 million which provides the financial resources to carry the SIRPaFc program through Phase I trials.

This situation is not specifically addressed by IFRS 2 in terms of an entity that has been listed for some time but which has undergone a significant refocusing or restructuring. In

October 3, 2014

such cases, the Company believes it is appropriate to adopt the approach similar to newly listed entities. Such that, if a newly listed entity does not have sufficient information on historical volatility, it should compute historical volatility for the longest period for which trading activity is available. It should also consider the historical volatility of similar entities.

For the stock options granted in 2014, the Company concluded that using a peer group historical volatility served as a more reasonable estimate of forward looking volatility.

4. Acquisition of Trillium Privateco, page F-33

24.	Please expand your disclosures to describe the method and assumptions used to determine the fair value of the acquired technology asset.

The Company respectfully submits that under IFRS 3 Business Combinations paragraph 59 and B64 through B66, the Company has provided the required financial statement note disclosures under IFRS. The purchase price discrepancy, derived after allocating the purchase price to tangible assets and liabilities, was allocated to the acquired technology asset. Under IAS 38 Intangible Assets paragraph 33, “If an asset acquired in a business combination is separable or arises from contractual or other legal rights, sufficient information exists to measure reliably the fair value of the asset.” The fair value of the acquired technology asset was assessed by management using a discounted cash flow model and determined to be reasonable.

7. Intangible assets, page F-35

25.

You disclose that the acquired technology asset is in-process research and development. It appears that you have classified this as a finite lived intangible asset subject to amortization. Please tell us why you did not classify this as an indefinite lived asset and the authoritative accounting literature that you relied upon.

The Company erroneously referred to licensed patent rights acquired from Trillium Privateco as in-process research and development, a term not defined in IFRS. These intangible assets are the patent rights granted to the Company in the license agreement with UHN and HSC. Under IAS 38 Intangible Assets paragraph 88, “An intangible asset shall be regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.” The Company determined that there was a foreseeable limit to the period over which the asset was expected to generate new cash flows. As further discussed below, the useful life of the patent rights are limited by legal, contractual, competitive, economic and technology risk considerations and accordingly were determined to be finite in nature.

The patents provide a legally defined period of exclusivity under which the Company can exploit the technology for the Company’s business purposes. Contractually, this defined period terminates when patents expire on a jurisdiction-by-jurisdiction basis. From a

October 3, 2014

competitive perspective, there are numerous companies competing in the oncology space and two direct competitors in the CD47 target space, one of which has significantly more resources than the Company. This competition limits the useful life of the patent rights. The Company does not have sufficient financial resources to complete the development of products based on the patent rights and therefore this may limit the useful life of the patent rights. In addition, due to the early stage of exploiting patents based on biological findings, there is a high inherent risk of failure which may limit the useful life of the patents.

Under IAS 38 paragraph 97, “Amortisation shall begin when the asset is available for use, ie. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.” At the time of acquisition, the Company determined that the acquired intangible asset was in use because its business model is to in-license technology, further develop it and out-license it to larger companies who can provide the resources for later stage development. The Company’s commercial operations include building value through the development of the technology and engaging potential development partners for the ultimate sale or out-licensing of the technology.

The Company also considered the guidance in paragraph 66(d) of IAS 38 when determining whether an intangible asset used in R&D should be amortized. Since paragraph 66(d) of IAS 38 specifically contemplates amortization of an intangible asset used in a development project, the Company views that its conclusion is consistent with the guidance in IAS 38.

15. Commitments and contingencies, page F-44

26.	Please revise your disclosure to include the amounts of the potential milestone payments.

The requested disclosure has been provided on page F-44 and F-19 of the Amendment, under the noted heading.

Exhibit 15.2

27.

The consent references the report dated September 27, 2012 (except Note 16 as to which the date is August 12, 2014). Please file a revised consent which correctly references the report dated September 27, 2012, except as to note 16 which is as of August 11, 2014.

A revised consent has been filed as Exhibit 15.2 to the Amendment.

*   *   *

On behalf of the Company, we confirm that the Company acknowledges that:

October 3, 2014

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	James Parsons
Trillium Therapeutics Inc.